Exhibit 5.1

October 17, 2025

Oncolytics Biotech Inc.

Suite 804, 322 – 11th Avenue SW
Calgary, Alberta
T2R 0C5

Dear Sirs/Mesdames:

Re: Oncolytics Biotech Inc. – Prospectus Supplement to Registration Statement on Form F-3

We have acted as Canadian counsel to Oncolytics Biotech Inc. (the “Corporation”), a corporation governed by the Business Corporations Act (Alberta), in connection with the preparation of a prospectus supplement dated October 17, 2025 (the “Prospectus Supplement”) to the Corporation’s base prospectus dated August 29, 2025 (together with the Prospectus Supplement, the “Prospectus”) relating to the sale by the Corporation of common shares of the Corporation (the “Shares”) having an aggregate offering price of up to US$50,000,000 pursuant to the Sales Agreement (the “Sales Agreement”) entered into between the Corporation and BTIG, LLC, as agent thereunder. The Prospectus forms a part of the Corporation’s registration statement on Form F-3 (No. 333-289819) (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective under the Securities Act by the SEC on August 29, 2025.

We have examined the Registration Statement, the Prospectus and the Sales Agreement and all such corporate and public records, statutes and regulations and have made such investigations and have reviewed such other documents as we have deemed relevant and necessary and have considered such questions of law as we have considered relevant and necessary in order to give the opinion hereinafter set forth. As to various questions of fact material to such opinions which were not independently established, we have relied upon a certificate of an officer of the Corporation.

In reviewing the foregoing documents and in giving this opinion, we have assumed (a) the legal capacity of all individuals, the genuineness of all signatures, the veracity of the information contained therein, the authenticity of all documents submitted to us as originals and the conformity to authentic or original documents of all documents submitted to us as certified, conformed, electronic, photostatic or facsimile copies and (b) the completeness, truth and accuracy of all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials.

We are qualified to practice law in the Province of Alberta and this opinion is rendered solely with respect to the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. This opinion is expressed with respect to the laws in effect on the date of this opinion and we do not accept any responsibility to take into account or inform the addressee, or any other person authorized to rely on this opinion, of any changes in law, facts or other developments subsequent to this date that do or may affect the opinion we express.

Where our opinion expressed herein refers to the Shares having been issued as being “fully-paid and non-assessable” common shares of the Corporation, such opinion assumes that all required consideration (in whatever form) has been paid or provided. No opinion is expressed as to the adequacy of any consideration received.

On the basis of the foregoing, we are of the opinion that, when the Shares will have been issued and sold pursuant to the terms of the Sales Agreement, the Shares will be validly issued, fully paid and non-assessable.

We consent to the reference to our firm under the caption “Legal Matters” in the Prospectus and to the filing of this opinion as an exhibit to the Corporation’s Current Report on Form 6-K to be filed with the SEC for incorporation by reference into the Registration Statement.

Yours very truly,

/s/ Stikeman Elliott LLP

Stikeman Elliott LLP